Exhibit 99.1

New quarterly EBITDA record contributes

for highest EBITDA in history in 2021

Leverage down to 2.4x, lowest level post-merger

São Paulo, February 9, 2022. Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the 4th quarter of 2021 (4Q21).

HIGHLIGHTS

•	Pulp sales of 2,722 thousand tons (+2% vs. 4Q20).

•	Paper sales of 371 thousand tons (+5% vs. 4Q20).

•	Adjusted EBITDA[1] and Operating cash generation²: R$6.4 billion and R$4.8 billion, respectively.

•	Adjusted EBITDA1/ton from pulp of R$2,114/ton (+59% vs. 4Q20).

•	Adjusted EBITDA1/ton[3] from paper of R$1,619/ton (+32% vs. 4Q20).

•	Average net pulp price in export market: US$630/ton (+38% vs. 4Q20).

•	Average net paper price[3] of R$5,109/ton (+24% vs. 4Q20).

•	Pulp cash cost ex-downtime of R$747/ton (+20% vs. 4Q20).

•	Leverage down to 2.4 times in USD and 2.5 times in BRL.

Financial Data (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Net Revenue	11,470	10,762	7%	8,013	43%	40,965	30,460	34%
Adjusted EBITDA[1]	6,355	6,310	1%	3,965	60%	23,471	14,949	57%
Adjusted EBITDA Margin[1]	55%	59%	-3 p.p.	49%	6 p.p.	57%	49%	8 p.p.
Net Financial Result	(2,657)	(7,765)	-66%	6,238	-	(9,347)	(26,086)	-64%
Net Income	2,313	(959)	-	5,914	-61%	8,636	(10,715)	-
Operating Cash Generation[2]	4,809	5,204	-8%	2,981	61%	18,819	11,543	63%
Net Debt /Adjusted EBITDA[1] (x) - R$	2.5 x	2.8 x	-0,3 x	4.3 x	-1.8 x	2.5 x	4.3 x	-1.8 x
Net Debt /Adjusted EBITDA[1] (x) - US$	2.4 x	2.7 x	-0,3 x	4.2 x	-1.8 x	2.4 x	4.2 x	-1.8 x

Operational Data ('000 tons)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Sales	3,093	3,010	3%	3,017	3%	11,880	12,000	-1%
Pulp	2,722	2,673	2%	2,663	2%	10,586	10,823	-2%
Paper[3]	371	336	10%	354	5%	1,294	1,177	10%

1Excluding non-recurring items. | 2Considers Adjusted EBITDA less sustaining capex (cash basis). | 3Considers the results of the Consumer Goods Unit.

The consolidated financial statements were prepared in accordance with the standards of the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and comply with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operational and financial information is presented on a consolidated basis and in Brazilian real (R$). Note that the numbers may present discrepancies due to rounding. Non-financial data such as volume, quantity, average price and average quote in Brazilian real and U.S. dollar were not reviewed by independent auditors.

CONTENTS

EXECUTIVE SUMMARY	3
PULP BUSINESS PERFORMANCE	3
PULP SALES VOLUME AND REVENUE	3
PULP CASH COST	5
PULP SEGMENT EBITDA	7
OPERATING CASH FLOW FROM THE PULP SEGMENT	8
PAPER BUSINESS PERFORMANCE	9
PAPER SALES VOLUME AND REVENUE¹	9
OPERATING CASH FLOW FROM THE PAPER SEGMENT	12
FINANCIAL PERFORMANCE	12
NET REVENUE	12
CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES	13
COST OF GOODS SOLD	13
SELLING EXPENSES	13
GENERAL AND ADMINISTRATIVE EXPENSES	14
ADJUSTED EBITDA	14
FINANCIAL RESULT	15
DERIVATIVE OPERATIONS	16
NET INCOME (LOSS)	19
DEBT	19
CAPITAL EXPENDITURE	21
CERRADO PROJECT	21
OPERATING CASH GENERATION	22
FREE CASH FLOW	22
NET DEBT EVOLUTION (R$ million)	23
COVID-19	23
ESG	25
TOTAL OPERATIONAL EXPENDITURE - PULP	25
EVENTS SUBSEQUENT TO THE REPORTING PERIOD	25
CAPITAL MARKETS	26
FIXED INCOME	27
RATINGS	27
UPCOMING EVENTS	28
IR CONTACTS	28
APPENDICES	29
APPENDIX 1 - Operating Data	29
APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization	31
APPENDIX 3 – Consolidated Balance Sheet	32
APPENDIX 4 – Consolidated Statement of Cash Flow	33
APPENDIX 5 - EBITDA	34
APPENDIX 6 - Segmented Income Statement	36

EXECUTIVE SUMMARY

The year 2021 presented the best results in our history, marked by important advances in our strategy. In a context of logistical restrictions in global chains and low availability of pulp in the market, the significant recovery in pulp prices and the strong sales volume were characteristic throughout the year, which supported a 59% growth in the EBITDA of this segment in 2021, despite pressure on the cash cost of production, largely affected by the global rise in commodity prices. In the paper segment, EBITDA was a record, driven by operational performance and a significant improvement in the business environment, despite higher costs.

With regard to financial management, throughout 2021 the Company reduced its net debt in USD by 15% and concluded the post-merger deleveraging cycle, ending the year with leverage of 2.4x in USD, measured by net debt/Adjusted EBITDA for the last twelve months. The significant drop in indebtedness associated with the increase in the liquidity position further strengthens Suzano's solid balance sheet for the new investment cycle related to the Cerrado Project, approved by the Board of Directors in October. The new plant will have a nominal capacity of 2.55 million tons, with an estimated start-up in the second half of 2024.

Regarding the ESG agenda, important advances continued to be made in the fourth quarter of the year, such as the Company's announcement of anticipating the carbon sequestration target of 40 million tons by 2025, previously scheduled for 2030. Still on this topic, Suzano actively participated in the 26th Conference of the United Nations on Climate Change in Glasgow, dedicating itself to contributing to discussions on various topics associated with the climate emergency. It is also worth mentioning the performance obtained in the CDP (Carbon Disclosure Project), in which Suzano advanced to an “A-“ grade in the 3 assessments (Water, Forest and Climate). In addition, Suzano was once again selected for the B3 Corporate Sustainability Index (ISE), which today includes 34 companies.

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

The final quarter of the year witnessed strong global demand for pulp. In Europe and North America, demand for pulp was driven by solid performance by the paper segments. Tissue paper consumption followed the trend of recovery seen in 3Q21. The Printing and Writing segment remained buoyant on account of lower supply, since the ongoing global logistics crisis restricted imports, followed by an economic recovery by the demand. In China, after energy restrictions that affected the industry in September and October, paper production recovered, which, combined with the usual restocking ahead of the Chinese New Year and this year the Beijing Winter Olympics, reflected the recovery in prices since late November.

On the supply side, the increase in production resulting from new pulp projects, although below expectations, combined with the slowdown of the Chinese economy, had a negative effect on the price environment during the first half of the quarter. However, a scenario of unscheduled downtimes associated with even more challenging logistics chain contributed to a price recovery from the end of November. In Europe, the balance between supply and demand remained stable during the quarter. In this scenario, the PIX/FOEX indices for hardwood pulp decreased 13% in the Chinese market but remained stable at record-high levels in Europe compared to the previous quarter.

Moreover, the elevated gap between softwood and hardwood pulp prices continued, which encouraged the substitution of fibers. According to PIX/FOEX, the difference between softwood and hardwood pulp prices at the end of the quarter was US$120/t in Europe and US$179/t in China.

In this scenario, Suzano’s pulp sales totaled 2,722 thousand tons, up 2% from 3Q21 and 4Q20.

Average net price in USD of pulp sold by Suzano was US$630/t, down 3% from 3Q21, while PIX/FOEX in China declined 13% during the period. Compared to 4Q20, the 38% increase was due to the upsurge in international pulp prices. Average net price in the export market was US$630/t (compared to US$654/t in 3Q21 and US$459/t in 4Q20).

Average net price in BRL was R$3,517/ton in 4Q21, increasing 3% from 3Q21, due to the 7% increase in average USD against BRL. Compared to the same period the previous year, average net price increased 43%, following the trend in international market prices.

Net revenue from pulp increased 5% from 3Q21, due to the appreciation of average USD against BRL (7%) and higher sales (+2%), partially offset by lower net price in USD (-3%). Compared to 4Q20, revenue increased 46% due to better price in USD (+38%), the 2% growth in sales volume and average USD appreciation against the BRL of 3%.

PULP CASH COST

Cash cost excluding downtime in 4Q21 came to R$747/t, 5% higher than in 3Q21, due to: i) higher input costs, mainly on account of higher prices of chemicals (especially of caustic soda as a result of the increase in international prices and dioxide due to higher energy charges) and the impact of Brent energy prices (especially natural gas); and ii) the increase in wood costs on account of higher transport costs, largely caused by the hike in diesel prices. These effects were partially offset by better results from utilities due to the auction of additional energy offered to the electricity grid on account of the water crisis. Suzano benefited from its strategy in the energy market in a context of water crisis, with a greater impact on cash costs compared to the previous quarter.

1Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtime in 4Q21 was 20% higher than in 4Q20, due to: i) the increase in input costs on account of higher energy prices (natural gas, and oil due to the rise in Brent prices), higher prices of chemicals (especially caustic soda due to the increase in international prices and chlorine dioxide due to the increase in energy costs) and higher expenses with packaging caused by the increase in steel prices; ii) higher wood costs resulting from higher diesel prices, which affected harvest and transportation; and iii) the increase in fixed costs due to the recognition of the impact of the COVID-19 pandemic, which was previously booked directly in COGS. These effects were partially offset by better results from utilities, as previously mentioned.

1Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtime in 2021 was 14% higher than in 2020, due to higher costs of chemicals and energy inputs and wood, as well as fixed costs.

1Based on cash cost excluding downtimes. Excludes energy sales.

PULP SEGMENT EBITDA

Pulp segment	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Adjusted EBITDA (R$ million)[1]	5,755	5,721	1%	3,530	63%	21,439	13,485	59%
Sales volume (k ton)	2,722	2,673	2%	2,663	2%	10,586	10,785	-2%
Pulp adjusted¹ EBITDA (R$/ton)	2,114	2,140	-1%	1,326	59%	2,025	1,250	62%

1Excludes non-recurring items.

Adjusted EBITDA from pulp remained stable in relation to 3Q21. The positive effects of higher average USD versus BRL (7%) and higher sales volume (2%) were offset by: i) lower average net price in USD (-3%); ii) higher cash COGS (higher cost of production, mainly due to the increase in commodity prices linked to raw materials, scheduled maintenance downtimes, higher volume and logistics costs, in turn due to FX and higher Brent); and iii) higher SG&A expenses, caused by the increase in selling expenses (due to higher Brent and logistics tariffs overseas, given the unfavorable scenario, exchange rate effect and higher sales volume) and in administrative expenses, which resulted from the increase in personnel expenses (variable compensation) and third-party services. The 1% decline in adjusted EBITDA per ton is due to the lower average net price, the increase in cash COGS and higher SG&A expenses, which were partially offset by the exchange rate effect.

Compared to 4Q20, the 63% increase in Adjusted EBITDA from pulp is mainly due to the 38% increase in average net price in USD, higher sales volume (+2%) and average USD appreciation vs. the BRL (+3%), partially offset by higher cash COGS (higher cost of production and increase in logistics costs, the latter linked to the increase in commodity prices – Brent and higher sales volume). Adjusted EBITDA per ton increased 59% on account of the price factor but was partially offset by the increase in cash COGS and the exchange rate effect.

1Excluding non-recurring items.

OPERATING CASH FLOW FROM THE PULP SEGMENT

Operating cash flow - Pulp (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Adjusted EBITDA[1]	5,755	5,721	1%	3,530	63%	21,439	13,485	59%
Maintenance Capex[2]	(1,417)	(1,025)	38%	(894)	59%	(4,315)	(3,124)	38%
Operating Cash Flow	4,338	4,696	-8%	2,636	65%	17,124	10,361	65%

1Excluding non-recurring items.

2Cash basis.

Operating cash flow per ton in the pulp segment was 9% lower than in 3Q21, due to higher sustaining capex. Compared to 4Q20, the 61% increase is due to higher adjusted EBITDA per ton.

PAPER BUSINESS PERFORMANCE

The following data and analyses incorporate the joint results of the consumer goods and paper businesses.

PAPER SALES VOLUME AND REVENUE¹

The 2021 scenario demonstrated that the recovery in demand occurred in parallel with the evolution of vaccination that led to the return to schools, offices, in addition to other face-to-face activities. Additionally, due to logistical bottlenecks faced throughout the year, which caused restrictions in the supply of paper, there was pressure on logistical costs, as well as considerable increases in electricity and inputs. The combination of these factors led to increases in paper prices in the international and domestic markets.

According to data published by Brazil's Forestry Industry Association (IBÁ), demand for printing and writing in Brazil grew 6% compared to 4Q20. Comparing 2021 with 2020, paper demand for printing and writing increased 19% across Brazil.

It is estimated that in 4Q21, around 7% of total demand from the printing and writing segment was destined for sales to the cardboard packaging industry. However, in 2022, with the regularization of the supply of wood shavings in the market, there are uncertainties about the continuation of this use for the printing and writing paper line.

Without this application, domestic sales in the printing and writing segment in Brazil should have grown 8% in 2021 compared to 2020. In 4Q21 is expected to be stable in comparison with the 4Q20.

Demand for paperboard in Brazil grew 10% in 2021 compared to the previous year, while the comparison between 4Q21 and 4Q20, there was a 6% reduction, due to the comparison with a period of very high demand in 2020.

Consolidating both market segments (Suzano's accessible paper market), demand grew 16% in 2021 vs. 2020 and by 2% when comparing 4Q21 with the same period of the previous year.

Suzano's paper sales (printing and writing, paperboard and tissue) in the domestic market totaled 274 thousand tons in 4Q21, an increase of 15% from 3Q21 and 6% from 4Q20.

Paper sales in the international markets totaled 96 thousand tons, down 1% from 3Q21 but remaining stable in relation to 4Q20, and accounting for 26% of total sales in 4Q21.

Driven by the gradual economic recovery and favorable seasonality effects during the period in the domestic market, total paper sales in 4Q21 grew 10% in relation to 3Q21. In relation to 4Q20, total paper sales grew 5%.

1Includes the Consumer Goods Unit.

Average net price rose 3% from the previous quarter, marked by increases in the international market, despite the seasonality of the I&E segment, due to the greater mix destined to fulfill orders from the National Textbook Program (PNLD). In relation to 4Q20, the 24% increase was caused by price increases in the domestic and international markets across all segments.

Net revenue from paper1 was R$1,894 million in 4Q21, an increase of 14% from 3Q21, resulting from the price increase and by higher sales volume. In relation to 4Q20, net revenue from paper grew 29% due to higher prices in both the domestic and international markets.

1Includes the Consumer Goods Unit.

PAPER SEGMENT EBITDA

Paper segment	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Adjusted EBITDA (R$ million)[1]	600	588	2%	435	38%	2,032	1,465	39%
Sales volume (k ton)	371	336	10%	354	5%	1,294	1,177	10%
Paper adjusted[1] EBITDA (R$/ton)	1,619	1,748	-7%	1,227	32%	1,570	1,244	26%

1Excludes non-recurring items.

Adjusted EBITDA from paper increased 2% from 3Q21, mainly resulting from higher sales volume and price increases in international markets. Compared to 4Q20, adjusted EBITDA from paper increased 38%, mainly due to price increases across all product lines.

Adjusted EBITDA per ton declined 7%, mainly due to higher logistics and industrial costs, including the general downtime at the Suzano mill. This effect was partially offset by higher export market prices in 4Q21.

OPERATING CASH FLOW FROM THE PAPER SEGMENT

Operating cash flow - Paper (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Adjusted EBITDA[1]	600	588	2%	435	38%	2,032	1,465	39%
Maintenance Capex[2]	(129)	(80)	61%	(90)	43%	(336)	(282)	19%
Operating Cash Flow	471	508	-7%	345	37%	1,696	1,183	43%

1Excludes non-recurring items.

2Cash basis.

Operating cash generation per ton in the paper segment was R$1,272/t in 4Q21, down 16% from 3Q21, due to higher Capex. In relation to 4Q20, the indicator was up 31%, driven by EBITDA growth.

FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 4Q21 was R$11,470 million, 83% of which came from exports (vs. 83% in 3Q21 and 81% in 4Q20). Compared to 3Q21, the 7% growth in net revenue was due to the 7% appreciation of average USD versus BRL and higher sales volume (+3%), which was partially offset by the lower net average price of pulp. The 43% growth in consolidated net revenue compared to 4Q20 was driven by higher average net price of pulp in USD and of paper, the exchange rate effect (+3%) and growth in sales volume (+3%).

1Does not include Portocel service revenue.

CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

1Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

2Includes integrated capacities and fluff.

COST OF GOODS SOLD

COGS (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
COGS (Income statement)	5,693	5,300	7%	4,884	17%	20,616	18,966	9%
Depreciation, depletion and amortization	1,568	1,482	6%	1,531	2%	5,988	5,773	4%
Cash COGS	4,125	3,818	8%	3,353	23%	14,628	13,193	11%
Sales volume	3,093	3,010	3%	3,017	3%	11,880	12,000	-1%
Cash COGS/ton (R$/ton)	1,333	1,269	5%	1,111	20%	1,231	1,099	12%

Cash COGS in 4Q21 totaled R$4,125 million, or R$1,333/ton. Compared to 3Q21, cash COGS increased 8%, chiefly due to: i) the higher cost of production, as mentioned earlier, including the greater impact from scheduled maintenance downtimes; ii) the increase in sales volume (+3%); (ii) the increase in average USD versus BRL; and iv) higher logistics costs on account of higher Brent prices. COGS per ton increased 5% due to the higher production and logistics costs (Brent), as well as the impact of downtimes, the exchange rate effect and logistics costs.

Compared to 3Q20, cash COGS increased 23%, chiefly due to the higher cash cost of production, higher Brent which affected logistics costs and higher sales volume (+3%). In relation to the same period last year, cash COGS per ton increased 20% due to the factors mentioned above.

SELLING EXPENSES

Selling expenses (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Selling expenses (Income Statement)	635	578	10%	590	8%	2,292	2,175	5%
Depreciation, depletion and amortization	237	237	0%	205	16%	944	906	4%
Cash selling expenses	398	341	17%	385	3%	1,348	1,269	6%
Sales volume	3,093	3,010	3%	3,017	3%	11,880	12,000	-1%
Cash selling expenses/ton (R$/ton)	129	113	14%	128	1%	114	106	8%

Cash selling expenses increased 17% in relation to 3Q21, mainly due to the increase in inland logistics expenses (Brent prices increase and higher logistics tariffs overseas, given the unfavorable scenario), increase in average USD against BRL (+7%) and growth in sales volume (+3%). Cash selling expenses per ton increased 14% mainly due to higher logistics expenses and the exchange rate effect, as mentioned above.

Compared to 4Q20, the 3% increase in cash selling expenses is mainly due to the increase in inland logistics expenses (Brent and higher logistics tariffs overseas, given the unfavorable scenario), higher sales volume (+3%) and appreciation of the average USD vs the BRL (+3%). Cash selling expenses per ton increased 1% due to the logistics effects mentioned above and the exchange rate effect.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
General and Administrative Expenses	523	320	64%	480	9%	1,578	1,443	9%
Depreciation, depletion and amortization	27	25	5%	24	10%	104	78	33%
Cash general and administrative expenses	496	294	69%	456	9%	1,474	1,365	8%
Sales volume	3,093	3,010	3%	3,017	3%	11,880	12,000	-1%
Cash general and administrative expenses/t (R$/ton)	160	98	64%	151	6%	124	114	9%

Compared to 3Q21, the 69% increase in cash general and administrative expenses is mainly due to higher personnel expenses (variable compensation) and third-party services. On a per-ton basis, these expenses increased 64% due to the same factors.

Compared to 4Q20, cash general and administrative expenses increased 9%, mainly due to higher expenses related to COVID-19 and to personnel expenses (despite the lower expenses with variable compensation). On a per-ton basis, the 6% increase is explained by the same factors.

Other operating income (expenses) amounted to an income of R$203 million in 4Q21, compared to R$19 million in 3Q21 and R$323 million in 4Q20. The increase in relation to 3Q21 is mainly due to the updated fair value of biological assets (which happens in the second and fourth quarters of each year). Compared to 4Q20, the decrease is mainly due to the above sales result and the lower impact of the updated fair value of biological assets, partially offset by the recognition of tax credits related to the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS.

ADJUSTED EBITDA

Consolidated	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Adjusted EBITDA (R$ million)[1]	6,355	6,310	1%	3,965	60%	23,471	14,949	57%
Adjusted EBITDA[1] Margin	55%	59%	-3 p.p.	49%	6 p.p.	57%	49%	8 p.p.
Sales Volume (k ton)	3,093	3,010	3%	3,017	3%	11,880	11,962	-1%
Consolidated Adjusted EBITDA[1] (R$/ton)	2,055	2,097	-2%	1,314	56%	1,976	1,250	5%

1Excludes non-recurring items.

The 1% increase in Adjusted EBITDA in 4Q21 compared to 3Q21 is due to the 7% increase in average USD versus BRL and the growth in sales volume. These factors were partially offset by the increase in cash COGS per ton, the decline in average net price of pulp in USD and higher SG&A expenses, as mentioned earlier. Adjusted EBITDA per ton fell 2% due to the cost factor, lower price of pulp and higher SG&A expenses.

Compared to 4Q20, the 60% increase in Adjusted EBITDA was due to higher net average price of pulp in USD (+38%), average USD appreciation vs. the BRL (+3%) and sales growth, which was partially offset by the increase in cash COGS per ton. Adjusted EBITDA per ton increased 56% mainly due to the price factor and was partially offset by higher cash COGS per ton, as explained previously.

FINANCIAL RESULT

Financial Result (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Financial Expenses	(1,085)	(1,213)	-10%	(974)	11%	(4,221)	(4,459)	-5%
Interest on loans and financing (local currency)	(241)	(180)	34%	(169)	43%	(699)	(774)	-10%
Interest on loans and financing (foreign currency)	(673)	(619)	9%	(594)	13%	(2,508)	(2,904)	-14%
Capitalized interest[1]	14	4	238%	1	-	19	11	75%
Other financial expenses	(184)	(418)	-56%	(212)	-13%	(1,033)	(792)	30%
Financial Income	148	54	171%	66	124%	273	327	-17%
Interest on financial investments	112	44	153%	19	495%	206	147	40%
Other financial income	36	10	251%	47	-24%	67	181	-63%
Monetary and Exchange Variations	(1,412)	(4,078)	-65%	4,464	-	(3,801)	(12,531)	-70%
Foreign exchange variations (Debt)	(1,722)	(5,191)	-67%	4,850	-	(4,847)	(13,365)	-64%
Other foreign exchange variations	310	1,113	-72%	(387)	-	1,046	835	25%
Derivative income (loss), net[2]	(307)	(2,529)	-88%	2,683	-	(1,597)	(9,423)	-83%
Cash Flow hedge	(111)	(1,077)	-92%	1,331	-	(717)	(3,169)	-77%
Cerrado Project hedge	27	-	100%	-	100%	27	-	100%
Debt hedge	(38)	(1,303)	-97%	1,430	-	(511)	(6,270)	-92%
Others[3]	(185)	(149)	24%	(78)	138%	(396)	17	-
Net Financial Result	(2,657)	(7,765)	-66%	6,238	-	(9,347)	(26,086)	-64%

1 Capitalized interest due to work in progress.

2Variation in mark-to-market adjustment (4Q21: -R$6,452 million | 3Q21: -R$6,411 million), plus adjustments paid and received (4Q21 = -R$266 million).

3Includes commodity hedge and embedded derivatives.

Financial expenses in the fourth quarter were 10% lower than in 3Q21, mainly due to the reduction in other financial expenses, since the premium of R$227 million on the full repurchase of Senior Notes 2024 negatively affected the 3Q21 result. This reduction was partially offset by the increase in interest on loans in local and foreign currency, as a result of the increase in the CDI in the quarter (from 6.15% to 9.15%) and the issuance of US$500 million in Senior Notes 2028 that took place in September. In comparison to the 4Q20, the 11% increase can be explained by the effect of the increase in the CDI and IPCA indexes on interest on loans in local currency (CDI from 1.9% in 4Q20 to 7.6% in 4Q21 and IPCA from 0.8% in the fourth quarter of 2020 to 1.1% in 2021). The increase in the foreign currency interest line refers mainly to the issuances of Senior Notes 2028 (US$500 million) and Senior Notes 2032 (US$1 billion).

Financial income grew 171% and 124% in relation to 3Q21 and 4Q20, respectively, due to the increase in the Company’s cash position and higher CDI rates.

Inflation adjustment and exchange rate variation of debt had a negative impact of R$1,722 million on the Company’s financial result due to the 3% decline in BRL versus closing USD rate on the foreign currency portion. Note that the accounting impact of exchange variation on foreign currency debt will have a cash impact only on the respective maturities.

Derivative operations resulted in a loss of R$307 million in 4Q21, mainly due to the effect of weaker BRL on debt hedge and cash flow transactions, despite the positive impact caused by the variation in the Pre, Coupon and Libor curves of these operations and other derivatives (embedded derivatives and commodities). The mark-to-market adjustment of derivative instruments on December 31, 2021 was an expense of R$6,452 million, compared to an expense of R$6,411 million on September 30, 2021, representing a negative variation of R$41 million. Note that the impact of BRL depreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the fourth quarter, was an expense of R$266 million (R$159 million related to debt hedge and R$107 million to operating and commodity hedge).

As a result of the above factors, net financial result in 4Q21, considering all financial expense and income lines, was an expense of R$2,657 million, compared to an expense of R$7,765 million in 3Q21 and an income of R$6,238 million in 4Q20.

DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments on December 31, 2021.

	Notional (US$ million)		Fair Value (R$ million)
Hedge[1]	Dec/2021	Sep/2021	Dec/2021	Sep/2021
Debt	6,489	6,493	(6,286)	(6,407)
Cash Flow	3,999	3,733	(222)	(106)
Cerrado project	525	0	27	-
Others[2]	590	602	28	102
Total	11,604	10,827	(6,452)	(6,411)

1See note 4 of the 4Q21 Quarterly Financial Statements (ITR) for further details and fair value sensitivity analysis.

2Hedging program referred to capex in BRL of the Cerrado Project.

3Includes commodity hedge and embedded derivatives.

The Company’s foreign exchange exposure policy seeks to minimize the volatility of its cash generation and to ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 18 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF).

Considering the foreign exchange exposure related to the capital investment in the Cerrado Project, given that approximately 67% of CAPEX is pegged to local currency, the Board of Directors approved, on October 28, 2021, a program for contracting additional specific hedge operations to protect from such exposure. The approved program is provided for in the Derivatives Management Policy available on the Investor Relations website, has a maximum amount (notional) of up to 1 billion dollars and a term of operations of up to 36 months. In order to provide transparency on the Cerrado Project's hedging program, as of 4Q21, the Company will begin to prominently disclose the respective contracted operations.

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the BRL. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of USD appreciation versus BRL within the range contracted. Therefore, in cases of extreme BRL appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme BRL depreciation when exchange rates exceed the maximum limits contracted.

On December 31, 2021, the outstanding notional value of operations involving forward USD sales through ZCCs related to Cash Flows (including those related to the Cerrado Project) was US$4,494 million, with an average forward rate ranging from R$5.56 to R$6.61 and maturities distributed between January 2022 and August 2024. On the same date, the outstanding notional value of operations involving forward USD sales through NDFs was US$30 million, whose maturities are distributed in February 2022 and with an average rate of R$5.42. Cash Flow and Cerrado Project hedge operations in 4Q21 resulted in a loss of R$84 million. The mark-to-market adjustment (fair value) of ZCC transactions was a loss of R$188 million and for NDFs was a loss of R$7 million.

The following table presents a sensitivity analysis of the cash impact that the Company could have on its Cash Flow hedge portfolio (ZCC and NDF) if the exchange rate remains the same as at the end of 4Q21 (R$/US$ = 5.58) in the coming quarters, as well as the projected cash impact for R$0.10 variations above the strike of call options defined in each quarter. Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	R$ / US$ = 5.58 (4Q21)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
Zero Cost Collars – Cash Flow
4Q21	-	-	5	-	-
1Q22	5.37 - 6.10	731	-	10	(73)
2Q22	5.33 - 6.06	971	-	3	(97)
3Q22	5.34 - 6.07	528	-	3	(53)
4Q22	5.40 - 6.36	448	-	11	(45)
1Q23	5.63 - 7.12	672	-	68	(67)
2Q23	5.93 - 7.24	620	-	218	(62)
Total	5.49 - 6.47	3,969	5	313	(397)
NDF – Cash Flow
4Q21	-	-	-	-	-
1Q22	5.42	30	-	(5)	(3)
Total	5.42	30	-	(5)	(3)
Zero Cost Collars – Cerrado Project
4Q21	-	-	-	-	-
2Q23	5.93 - 7.39	97	-	33	(10)
3Q23	6.00 - 7.60	205	-	87	(21)
4Q23	6.12 - 7.74	144	-	78	(14)
1Q24	6.30 - 7.91	36	-	26	(4)
2Q24	6.37 - 8.05	34	-	27	(3)
3Q24	6.35 - 8.34	9	-	7	(1)
Total	6.07 - 7.66	525	-	258	(53)

1Note: sensitivity of adjustments for exchange rates above the strike.

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.

On December 31, 2021, the Company had an outstanding amount (notional value) of US$6,489 million in swap contracts as shown in the table below. In 4Q21, the result of debt hedge transactions was a loss of R$38 million, mainly due to the depreciation of BRL versus the USD in the period. The mark-to-market adjustment (fair value) of these operations was a loss of R$6,286 million.

			Notional (US$ million)		Fair Value (R$ million)
Debt Hedge	Maturity (up to)	Currency	Dec/2021	Sep/2021	Dec/2021	Sep/2021
Swap (PRÉ x USD)	2024	USD	350	350	(761)	(734)
Swap (CDI x USD)	2026	USD	2,267	2,267	(5,231)	(5,106)
Swap (IPCA x USD)	2023	USD	121	121	(149)	(142)
Swap (LIBOR x USD)	2027	USD	3,600	3,600	(396)	(681)
Swap (IPCA x CDI)	2023	BRL	1511	155	250	256
Total			6,489	6,493	(6,286)	(6,407)

1Translated at the closing exchange rate (5.58).

The following table presents a sensitivity analysis1 of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 4Q21 (R$/US$ = 5.58) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (4Q21). Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

		Cash Adjustment (R$ million)
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 5.58 (4Q21)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
4Q21	-	(159)	-	-
2022	737	-	(786)	(59)
2023	2,169	-	357	(48)
2024	1,443	-	(370)	(45)
2025	1,268	-	(1,347)	(90)
>2026	873	-	(1,421)	(85)
Total	6,489	(159)	(3,567)	(327)

1Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company’s derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

			Notional (US$ million)		Fair Value (R$ million)		Cash adjustment (R$ million)
Other hedges	Maturity (up tp)	Index	Dec/2021	Sep/2021	Dec/2021	Sep/2021	Dec/2021	Sep/2021
Embedded derivative	2035	Fixed Dollar | US-CPI Dollar	590	602	28	102	-	-
Commodities	2021	Brent/VLSFO/Other	-	-	-	-	(112)	4
Total			590	602	28	102	(112)	4

Forestry partnership agreements and wood supply agreements signed on December 31, 2013 are denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, which is presented in the table above, consists of a swap contract with the short leg consisting of the variations in the US-CPI during the period of the agreements mentioned below. See note 4 of the 4Q21 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a sharp rise in the U.S. CPI. On December 31, 2021, the outstanding (notional) value of the operation was US$590 million. The result of this swap in 4Q21 was a loss of R$74 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$28 million at the end of the quarter.

The Company is also exposed to the price of some commodities and, therefore, continually assesses the contracting of derivative financial instruments to mitigate such risks.

On December 31, 2021, the Company did not have any open commodity hedge transactions. The result of these operations in 4Q21 was a loss of R$112 million.

NET INCOME (LOSS)

In 4Q21, the Company posted net income of R$2,313 million, compared to net loss of R$959 million in 3Q21 and net income of R$5,914 million in 4Q20. The variation in relation to 3Q21 was largely due to the positive financial result which, in turn, was caused by the lower negative effect of exchange rate variation on debt and mark-to-market adjustment of derivative operations. Compared to 4Q20, the decrease of R$3,601 million in the net result mainly reflects the decline in financial result, which was partially offset by better operating results.

As the Company recorded net income in 2021 in the amount of R$8,626 million, the amount of R$913 million corresponds to the minimum mandatory dividend. Additionally, BRL 87 million is attributed to the existing profit reserve, distributed “ad referendum” by the Board of Directors on January 7, 2022, totaling BRL 1 billion, at the rate of BRL 0.741168104 per share of the Company, considering the number of “ex-treasury” shares for the year ended December 31, 2021.

DEBT

Debt (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y
Local Currency	13,641	13,364	2%	14,740	-7%
Short Term	1,849	1,831	1%	541	242%
Long Term	11,791	11,534	2%	14,199	-17%
Foreign Currency	65,988	63,783	3%	58,160	13%
Short Term	1,806	455	297%	1,503	20%
Long Term	64,182	63,328	1%	56,657	13%
Gross Debt	79,629	77,148	3%	72,900	9%
(-) Cash	21,349	18,930	13%	9,232	131%
Net debt	58,280	58,218	0%	63,668	-8%
Net debt/Adjusted EBITDA[1](x) - R$	2.5x	2.8x	-0.3x	4.3x	-1.8x
Net debt/Adjusted EBITDA[1](x) - US$	2.4x	2.7x	-0.3x	4.2x	-1.8x

1Excluding non-recurring items.

On December 31, 2021, gross debt stood at R$79.6 billion and was composed of 95% long-term maturities and 5% short-term maturities. Foreign currency debt corresponded to 83% of the Company's total debt at the end of the quarter. The percentage of gross debt denominated in foreign currency, considering the effect of debt hedge, was 97%. Gross debt increased 3% (R$2.5 billion) in relation to 3Q21, mainly due to the depreciation of BRL against USD.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (U.S. dollar) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.

Gross Debt Evolution (R$ million)

*Corresponding mainly to transaction costs (issue, funding etc.).

On December 31, 2020, the average cost of debt in U.S. dollar was 4.3% p.a. (considering debt in BRL adjusted by the market swap curve), the same average cost registered on September 30, 2021. The average term of consolidated debt at the end of the quarter was 89 months vs. 90 months at the end of September 2021.

1Considers the portion of debt with currency swaps. The original debt was 83% denominated in USD and 17% in BRL.

2Considers the portion of debt with currency swaps. The exposure of the original debt was: Fixed (US$) – 60%, Libor – 23%, CDI – 11%, Other (Fixed R$, IPCA, TJLP, others) – 5%.

Cash and cash equivalents on December 31, 2021 amounted to R$21.3 billion, 74% of which were invested in foreign currency fixed-income and short-term investments. The remaining 26% was invested in local currency, in government and fixed-income bonds, remunerated at a percentage of the DI rate.

At the end of 2021, the Company also had a stand-by credit facility of R$2.8 billion (US$0.5 billion in foreign currency) available through February 2024. This facility helps improve the company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$21.3 billion plus the facility described above amounted at December 31, 2021 to a readily available cash position of R$24.1 billion.

On December 31, 2021, net debt stood at R$58.3 billion (US$10.4 billion), compared to R$58.2 billion (US$10.7 billion) on September 30, 2021. Net debt in BRL did not vary significantly between the third and fourth quarters, but net debt in USD decreased on account of exchange rate variation and cash flow generation during the period.

Financial leverage, measured as the ratio of net debt to Adjusted EBITDA in BRL, was 2.5 times on December 31, 2021 (2.8 times in 3Q21). The same ratio in USD, a measure established in Suzano’s financial policy, was 2.4 times on December 31, 2021 (2.7 times in 3Q21).

The breakdown of gross debt between trade and non-trade finance on December 31, 2021 is shown below:

	2022	2023	2024	2025	2026	2027 onward	Total
Trade Finance[1]	26%	0%	97%	59%	52%	9%	27%
Non Trade Finance[2]	74%	100%	3%	41%	48%	91%	73%

1ECN, EPP

2Bonds, BNDES, CRA, Debentures, among others.

CAPITAL EXPENDITURE

In 4Q21, capital expenditure (cash basis) totaled R$2,220 million, up 45% and 89% from 3Q21 and 4Q20, respectively, chiefly due to higher maintenance expenses (mostly on forestry maintenance and industrial projects due to maintenance downtimes expected for early 2022), as well as higher investments in the Cerrado Project and in modernization projects.

Capex in 2021 remained in line with the guidance earlier announced by the Company. For 2022, the Management approved a Capital Budget of R$13.6 billion, with R$5.0 billion allocated to industrial and forest maintenance and R$7.3 billion to the Cerrado Project, among others.

Investiments (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y	Guidance 2022
Maintenance	1,546	1,105	40%	984	57%	4,652	3,406	37%	5,036
Industrial maintenance	333	154	117%	271	23%	778	608	28%	1,265
Forestry maintenance	1,164	919	27%	686	70%	3,777	2,716	39%	3,753
Others	49	32	51%	28	76%	97	83	17%	18
Expansion and modernization	114	49	132%	80	43%	219	242	-10%	489
Land and forestry	133	77	72%	70	91%	444	365	21%	604
Port terminals	68	107	-36%	17	302%	279	120	132%	119
Others	11	0	-	-	-	11	-	-	92
Cerrado Project¹	348	196	78%	22	-	739	91	712%	7,276
Total	2,220	1,535	45%	1,173	89%	6,342	4,225	50%	13,616

1Some capital expenditure items have been reclassified to better reflect the expenses that went to the Cerrado Project.

CERRADO PROJECT

The Cerrado Project schedule continues as planned, closing the year 2021 with the execution “inside the fence” (which corresponds to industrial and infrastructure investments) reaching a physical advance of 3%, a percentage that coincides with the respective financial disbursement. In 4Q21, we highlight the contracting of the chemical plant, the conclusion of the negotiation with the company Rumo as planned for the outflow of production via Malha Norte, the progress of earthworks reaching 80% of execution, among others.

OPERATING CASH GENERATION

Operating cash flow - Consolidated (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Adjusted EBITDA[1]	6,355	6,310	1%	3,965	60%	23,471	14,949	57%
Maintenance Capex[2]	(1,546)	(1,105)	40%	(984)	57%	(4,652)	(3,406)	37%
Operating Cash Flow	4,809	5,204	-8%	2,981	61%	18,819	11,543	63%
Operating Cash Flow (R$/ton)	1,555	1,729	-10%	988	57%	1,584	965	64%

1Excludes non-recurring items.

2Cash basis.

Operating cash generation, measured by adjusted EBITDA less sustaining capex (cash basis), amounted to R$4.8 billion in 4Q21. The decline in operating cash generation per ton in relation to 3Q21 is due to the higher sustaining capex per ton and lower adjusted EBITDA per ton. The 57% increase in relation to 4Q20 is due to the growth in adjusted EBITDA, as mentioned earlier, partially offset by higher sustaining capex per ton.

FREE CASH FLOW

Free Cash Flow (R$ million)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Adjusted EBITDA	6,355	6,310	1%	3,965	60%	23,471	14,949	57%
(-) Total Capex[1]	(2,219)	(1,724)	29%	(1,710)	30%	(6,243)	(4,898)	27%
(-) Leases contracts	(314)	(222)	41%	(247)	27%	(1,012)	(824)	23%
(+/-) D Working capital	(1,383)	98	-	717	-	(2,376)	2,264	-
(-) Net interest[2]	(275)	(1,365)	-80%	(321)	-14%	(3,116)	(3,436)	-9%
(-) Income taxes	(24)	(11)	110%	(58)	-59%	(106)	(188)	-44%
(-) Dividend payment	(7)	0	-	0	-	(10)	0	-
(-) Derivative cash adjustment	(266)	(221)	20%	(1,318)	-80%	(1,921)	(4,466)	-57%
Free cash flow	1,867	2,864	-35%	1,027	82%	8,687	3,401	155%
(+) Capex ex-maintenance	690	499	38%	259	166%	1,530	784	95%
(+) Dividend payment	7	0	-	0	-	10	0	-
Free cash flow – Adjusted[3]	2,564	3,363	-24%	1,286	99%	10,227	4,185	144%

1Accrual basis.

2Considers interest paid on debt, interest received on financial investments and premiums paid resulting from liability management operations.

3Free cash flow prior to dividend payments and capex ex-maintenance (accrual basis).

Adjusted free cash flow considering the adjustment for derivatives stood at R$2,564 million in 4Q21, as against R$3,363 million in 3Q21 and R$1,286 million in 4Q20. Compared to the previous period, free cash flow fell 24% due to lower working capital and higher Capex. These effects were partially offset by the lower concentration of net interest payments. With regard to working capital, note that the decline, especially in accounts receivable (decrease in receivables discount operations volume and increase in volume sold), was partially offset by the suppliers item.

Compared to 4Q20, the 92% increase was caused by the 60% growth in adjusted EBITDA and lower payments resulting from derivative adjustments, partially offset by the reduction in working capital (also due to accounts receivable, also explained by the delta in receivables discount operations).

NET DEBT EVOLUTION (R$ million)

The net debt between December 2020 and December 2021 evolution occurred as follows:

1Considers amounts related to derivative adjustments, payment of leases, payment of dividends, costs due to liability management, among other items.

2Net of exchange variations on cash and financial investments.

3Accrual basis.

COVID-19

With the onset of the COVID-19 pandemic, popularly known as the new coronavirus, Suzano adopted and has maintained preventive and mitigatory measures in compliance with the rules and policies established by Brazilian and international health authorities to minimize the impacts of the pandemic on the safety of people, society and its business.

The Company’s actions are based on three pillars: (1) People; (2) Society; (3) Business Continuity.

(1)	People: To ensure the safety of its employees and contractors who work in its operations, Suzano adopted a series of measures to mitigate their exposure and/or mitigate the risks of exposure.

(2)	Society: One of Suzano’s three culture drivers is “It's only good for us if it's good for the world.” Accordingly, from the onset of the pandemic till now, the Company has taken a series of measures to protect society, including:

•	Donation of tissue paper, napkins and disposable diapers produced by it to needy regions.

•	Acquisition of 159 ventilators and 1 million medical masks for donation to the federal and state governments.

•	Participation in a joint effort with Positivo Tecnologia, Klabin, Flextronics and Embraer to support the Brazilian company Magnamed in manufacturing ventilators, which were delivered to the Brazilian government. Suzano invested R$9.6 million in this action in 2020.

•	Construction of a field hospital in Teixeira de Freitas, Bahia, jointly with Veracel, which was delivered to the state government and inaugurated in July 2020.

•	Partnership with the vocational school Fatec in Capão Bonito to produce hand sanitizer.

•	Forklifts lent to transport the donations received by the Red Cross.

•	Maintenance of all direct jobs.

•	Maintenance for 90 days (until the end of June 2020) the payment of 100% of the payroll expenses of employees of service providers whose operations were suspended because of the pandemic, in order to protect jobs.

•	Creation of a support program for small suppliers, a social program to help small farmers sell their produce via a home delivery system in 38 communities assisted by Suzano’s Rural Land Development Program (“PDRT”) in five states, and a social program to produce 125,000 masks in local communities for donation in five states.

•	Launch of a support program for small and midsized paper clients called “We’re Together” to ensure that these companies have the financial and managerial capacity to resume operations.

•	Support for the State Government of Maranhão in setting up the Imperatriz Temporary Hospital, donating R$3 million.

•	Supply of 280,000 m³ of oxygen to the State of Amazonas.

•	Construction of a new treatment center for COVID-19 in São Paulo in partnership with Gerdau, BTG Pactual, Península Participações and through joint efforts with Hospital Israelita Albert Einstein and the Municipal Government of São Paulo.

•	Donation of oxygen concentrators, acquired in a joint effort involving Suzano, Bradesco, BRF, B3, Embraer, Gerdau, Grupo Ultra, Itaú Unibanco, Magazine Luiza, Marfrig, Natura & Co and Unipar, to the Health Ministry, which is tasked with the logistics of distributing the devices.

•	Donation of 86,000 m³ of oxygen to the city of Imperatriz in Maranhão and 1,300 m³ to Aracruz in Espírito Santo.

•	Joint efforts to accelerate the vaccination program for the Brazilian population through participation in the "Unidos pela Vacina" group, with the donation of cold rooms and thermal boxes, to municipalities in Bahia and Espírito Santo.

•	Donation of basic food baskets and kits of individual protection equipment (masks, alcohol, aprons, caps and gloves) to municipalities.

In 2021, donations made in support of social actions implemented by Suzano totaled R$25 million (see Note 30 to the Financial Statements - Result by Nature).

(3)	Business continuity: to date, the Company is maintaining its operations normally and has set up a crisis management committee that continues to function.

The pulp and paper sector was recognized by the World Health Organization (WHO) and diverse countries as a producer of essential goods for society. Hence, to meet the responsibility arising from the essential nature of its business, Suzano took measures to ensure, to the maximum extent possible, that it maintains its operations normally and meets its clients’ requirements by increasing the level of wood and raw material inventories at plants and expanding its inventories of finished products, besides reaching out to its clients to minimize any risks of stockout at plants along the logistics chain and guarantee the sale of their products.

The current scenario arising from COVID-19 also implies higher credit risk, especially among its paper clients. Therefore, the Company has been monitoring this risk and implementing measures to mitigate it. To date, there have been no significant financial impacts.

As previously disclosed throughout 2020, the Company temporarily shut down its paper production lines at the Mucuri and Rio Verde mills for 30 days from April 27, 2020 and May 1, 2020, respectively. However, normal operations resumed at these mills in July 2020 and have been maintained since then.

Lastly, it is important to mention that in light of the current scenario, the Company has taken and maintained intensive communication efforts to further increase interactions with its main stakeholders in order to ensure adequate transparency and flow of information with them in a timely manner and in alignment with the current social and economic situation. All key updates on its measures and activities in the context of COVID-19 are available on the Company’s Investor Relations website.

The Company has also created a webpage with information on all its actions related to COVID-19: https://www.suzanocontraocoronavirus.com.br.

ESG

The final quarter of 2021, similar to previous quarters, was one of important advances in Suzano's strategic agenda related to ESG.

Aware that effective measures in the short term are essential for the Company’s efforts to combat the climate emergency, Suzano announced in October the decision to anticipate our Commitment to Renew Life by removing 40 million tons of CO2 from the atmosphere, previously planned until 2030 for the year 2025. The anticipation of the target by five years is supported by the expansion of vegetation cover, through commercial plantations and areas destined for conservation, in previously degraded and anthropized areas, especially in the Cerrado areas.

Still on the climate issue, in November, the Company was present at COP26, in Glasgow, dedicating itself to actively contributing to various discussions associated with the climate emergency.

During the quarter, the company launched the Inclusive Sourcing Program, which involved over 500 suppliers. The program is designed to engage the company’s supply chain in adopting diversity and inclusion practices in order to increase the number of historically marginalized groups among the company’s outsourced employees. The program is aligned with the Company’s Diversity and Inclusion Commitment.

4Q21 also registered important recognitions, with highlights for Suzano in the SustainAbility Leadership Survey ranking and in the report “The State of Child and Business Rights 2021” promoted by the Global Child Forum. It is also worth mentioning the Company's progress in the 3 CDP questionnaires, by evolving its scores in the 3 questionnaires (Water, Forest and Climate) from “B” to “A-“. Finally, the Company was again selected for B3's Corporate Sustainability Index (ISE).

TOTAL OPERATIONAL EXPENDITURE - PULP

As disclosed through a Material Fact notice on March 24, 2021, the estimated total operating expenditure for 2024 is approximately R$1,400/t, and the trend for the indicator remains as planned, considering the exchange and inflation assumptions used.

EVENTS SUBSEQUENT TO THE REPORTING PERIOD

On February 8, 2022, the Company concluded the contracting of a new revolving credit facility (stand-by credit facility), increasing the total available in revolving credit lines from US$500 million to US$1,275 million. Of the total contracted amount, US$100 million is available until February 2024, with this remaining amount of the line already in force since February 2019, in the original amount of US$500 million. The additional amount of US$1,175 million is available until February 2027 and has the same financial costs as the current line until February 2024.

Suzano's Bylaws establish the minimum mandatory dividend equivalent to the lower of 25% of net income after the constitution of legal reserves for the year or 10% of Operating Cash Generation (GCO) of the respective fiscal year, with CGO being the result of Adjusted EBITDA deducted from maintenance capex. As the Company recorded net income in 2021 in the amount of R$8,626 million, the amount of R$913 million corresponds to the minimum mandatory dividend. Additionally, R$87 million is attributed to the existing profit reserve, distributed “ad referendum” by the Board of Directors on January 7, 2022, totaling BRL 1 billion, at the rate of BRL 0.741168104 per share of the Company, considering the number of “ex-treasury” shares for the year ended December 31, 2021.

CAPITAL MARKETS

On December 31, 2021, Suzano’s stock was quoted at R$60.11/share (SUZB3) and US$10.80/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II.

Source: Bloomberg.

Source: Bloomberg.

On December 31, 2021, the Company's share capital was represented by 1,361,263,584 common shares, of which 12,042,004 were held in Treasury. Suzano’s market capitalization stood at R$81.8 billion on December 31, 2021. Free float in 4Q21 corresponded to 53% of the total capital.

Free Float distribution on 12/31/2021 (B3 + NYSE)	Ownership structure on 12/31/2021

FIXED INCOME

	Unit	Dec/21	Sep/21	Dec20	Δ Q-o-Q	Δ Y-o-Y
Fibria 2025 - Price	USD/k	105.23	107.02	107.46	-1.7%	-2.1%
Fibria 2025 - Yield	%	2.21	1.79	2.06	23.6%	7.2%
Suzano 2026 - Price	USD/k	114.31	116.49	117.63	-1.9%	-2.8%
Suzano 2026 - Yield	%	2.40	2.10	2.33	13.9%	2.8%
Fibria 2027 - Price	USD/k	112.26	114.49	114.48	-1.9%	-1.9%
Fibria 2027 - Yield	%	2.87	2.55	2.87	12.4%	0.0%
Suzano 2028 - Price	USD/k	96.81	97.84	-	-1.1%	-
Suzano 2028 - Yield	%	3.03	2.84	-	6.5%	-
Suzano 2029 - Price	USD/k	116.01	118.12	120.44	-1.8%	-3.7%
Suzano 2029 - Yield	%	3.42	3.19	3.10	7.1%	10.1%
Suzano 2030 - Price	USD/k	110.07	111.69	113.78	-1.4%	-3.3%
Suzano 2030 - Yield	%	3.55	3.37	3.23	5.3%	9.9%
Suzano 2031 - Price	USD/k	102.00	103.28	106.68	-1.2%	-4.4%
Suzano 2031 - Yield	%	3.49	3.34	2.98	4.6%	17.3%
Suzano 2032 - Price	USD/k	97.14	96.96	-	0.2%	-
Suzano 2032 - Yield	%	3.46	3.48	-	-0.4%	-
Suzano 2047 - Price	USD/k	127.06	131.75	134.32	-3.6%	-5.4%
Suzano 2047 - Yield	%	5.08	4.82	4.71	5.4%	8.0%
Treasury 10 years	%	1.51	1.49	0.91	1.6%	65.4%

Note: Senior Notes issued with face value of 100 USD/k

RATINGS

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	br.AAA	BBB-	Stable
Moody’s	Aaa.br	Baa3	Stable

UPCOMING EVENTS

Earnings Conference Call (4Q21)

Date: February 10, 2022 (Thursday)

Portuguese (simultaneous translation)	English
10:00 p.m. (Brasília)	10:00 a.m. (Brasília)
8:00 a.m. (New York)	8:00 a.m. (New York)
1:00 p.m. (London)	1:00 p.m. (London)
Tel.: +55 (11) 4090-1621	Tel.: +1 844 204 8942

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ri).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano S.A.

Suzano Day

Date: March 30, 2022 (Wednesday)

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Larissa Barbosa

Luísa Puccini

Mariana Dutra

Roberto Costa

Tel.: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ir

APPENDICES

APPENDIX 1 - Operating Data

Revenue breakdown (R$ '000)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Exports	9,474,662	8,937,959	6%	6,489,970	46%	34,246,037	25,492,642	34%
Pulp	8,907,877	8,443,713	5%	6,093,525	46%	32,376,399	23,968,816	35%
Paper	566,785	494,246	15%	396,445	43%	1,869,638	1,523,826	23%
Domestic Market	1,995,309	1,823,896	9%	1,523,006	31%	6,719,394	4,967,635	35%
Pulp	668,082	656,579	2%	453,450	47%	2,338,809	1,609,449	45%
Paper	1,327,227	1,167,317	14%	1,069,556	24%	4,380,585	3,358,186	30%
Total Net Revenue	11,469,971	10,761,855	7%	8,012,976	43%	40,965,431	30,460,277	34%
Pulp	9,575,959	9,100,292	5%	6,546,975	46%	34,715,208	25,578,265	36%
Paper	1,894,012	1,661,563	14%	1,466,001	29%	6,250,223	4,882,012	28%

Sales volume (‘000)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Exports	2,627,747	2,564,315	2%	2,556,991	3%	10,160,467	10,411,557	-2%
Pulp	2,531,366	2,467,203	3%	2,460,736	3%	9,789,129	10,036,495	-2%
Paper	96,381	97,112	-1%	96,255	0%	371,338	375,062	-1%
Paperboard	8,350	7,984	5%	10,078	-17%	34,935	62,816	-44%
Printing & Writing	87,319	87,177	0%	83,130	5%	328,436	303,568	8%
Other paper[1]	712	1,951	-64%	3,047	-77%	7,967	8,678	-8%
Domestic Market	465,396	445,227	5%	460,135	1%	1,719,617	1,588,440	8%
Pulp	191,054	205,813	-7%	201,908	-5%	796,708	786,621	1%
Paper	274,342	239,414	15%	258,227	6%	922,909	801,819	15%
Paperboard	39,917	42,516	-6%	44,916	-11%	163,621	138,937	18%
Printing & Writing	199,978	164,647	21%	182,526	10%	637,761	538,861	18%
Other paper[1]	34,447	32,251	7%	30,785	12%	121,527	124,021	-2%
Total Sales Volume	3,093,143	3,009,542	3%	3,017,126	3%	11,880,084	11,999,997	-1%
Pulp	2,722,420	2,673,016	2%	2,662,644	2%	10,585,837	10,823,116	-2%
Paper	370,723	336,526	10%	354,482	5%	1,294,247	1,176,881	10%
Paperboard	48,267	50,500	-4%	54,994	-12%	198,556	201,753	-2%
Printing & Writing	287,297	251,824	14%	265,656	8%	966,197	842,429	15%
Other paper[1]	35,159	34,202	3%	33,832	4%	129,494	132,699	-2%

Average net price (R$/ton)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Exports	3,606	3,486	3%	2,538	42%	3,371	2,448	38%
Pulp	3,519	3,422	3%	2,476	42%	3,307	2,388	38%
Paper	5,881	5,089	16%	4,119	43%	5,035	4,063	24%
Domestic Market	4,287	4,097	5%	3,310	30%	3,907	3,127	25%
Pulp	3,497	3,190	10%	2,246	56%	2,936	2,046	43%
Paper	4,838	4,876	-1%	4,142	17%	4,746	4,188	13%
Total	3,708	3,576	4%	2,656	40%	3,448	2,538	36%
Pulp	3,517	3,405	3%	2,459	43%	3,279	2,363	39%
Paper	5,109	4,937	3%	4,136	24%	4,829	4,148	16%

Average net price (US$/ton)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Exports	646	667	-3%	470	37%	625	474	32%
Pulp	630	654	-4%	459	37%	613	463	32%
Paper	1,053	973	8%	763	38%	933	787	18%
Domestic Market	768	784	-2%	613	25%	724	606	19%
Pulp	626	610	3%	416	50%	544	397	37%
Paper	867	933	-7%	767	13%	880	812	8%
Total	664	684	-3%	492	35%	639	492	30%
Pulp	630	651	-3%	455	38%	608	458	33%
Paper	915	944	-3%	766	19%	895	804	11%

1 Paper of other manufacturers sold by Suzano and tissue paper.

FX Rate R$/US$	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Closing	5.58	5.44	-1%	5.20	7%	5.58	5.20	7%
Average	5.58	5.23	7%	5.40	3%	5.40	5.16	5%

APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization

Income Statement (R$ ‘000)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y	2021	2020	Δ Y-o-Y
Net Revenue	11,469,971	10,761,855	7%	8,012,976	43%	40,965,431	30,460,277	34%
Cost of Goods Sold	(5,692,988)	(5,299,911)	7%	(4,883,644)	17%	(20,615,588)	(18,966,331)	9%
Gross Debt	5,776,983	5,461,944	6%	3,129,332	85%	20,349,843	11,493,946	77%
Gross Margin	50.4%	50.7%	0 p,p,	39.1%	11 p,p,	49.7%	37.7%	12 p,p,

Operating Expense/Income	(1,022,752)	(849,402)	20%	(718,307)	42%	(2,169,652)	(3,050,552)	-29%
Selling Expenses	(634,921)	(578,101)	10%	(590,024)	8%	(2,291,722)	(2,174,652)	5%
General and Administrative Expenses	(522,761)	(319,590)	64%	(479,906)	9%	(1,577,909)	(1,443,192)	9%
Other Operating Income (Expenses)	202,841	18,830	977%	322,883	-37%	1,648,067	531,150	210%
Equity Equivalence	(67,911)	29,459	-331%	28,740	-336%	51,912	36,142	44%
EBIT	4,754,231	4,612,542	3%	2,411,025	97%	18,180,191	8,443,394	115%

Depreciation, Amortization & Depletion	1,832,940	1,745,487	5%	1,761,660	4%	7,041,663	6,772,780	4%

EBITDA	6,587,171	6,358,029	4%	4,172,685	58%	25,221,854	15,216,174	66%
EBITDA Margin (%)	57.4%	59.1%	-2 p,p,	52,1%	5 p,p,	61,6%	49,9%	12 p,p,

Adjusted EBITDA[1]	6,355,317	6,309,558	1%	3,964,926	60%	23,470,923	14,949,489	57%
Adjusted EBITDA Margin[1]	55,4%	58,6%	-3 p,p,	49,5%	6 p,p,	57,3%	49,1%	8 p,p,

Net Financial Result	(2,657,320)	(7,765,377)	-66%	6,238,407	-143%	(9,347,234)	(26,085,523)	-64%
Financial Expenses	147,622	54,444	171%	65,889	124%	272,556	327,475	-17%
Financial Revenues	(1,085,450)	(1,212,759)	-10%	(974,494)	11%	(4,221,301)	(4,459,425)	-5%
Exchange Rate Variation	(1,412,237)	(4,077,782)	-65%	4,463,515	-132%	(3,800,827)	(12,530,891)	-70%
Net Proceeds Generated by Derivatives	(307,255)	(2,529,280)	-88%	2,683,497	-111%	(1,597,662)	(9,422,682)	-83%
Earnings Before Taxes	2,096,911	(3,152,835)	-167%	8,649,432	-76%	8,832,957	(17,642,129)	-150%

Income and Social Contribution Taxes	216,556	2,193,460	-90%	(2,735,081)	-108%	(197,425)	6,927,194	-103%

Net Income (Loss)	2,313,467	(959,375)	-341%	5,914,351	-61%	8,635,532	(10,714,935)	-181%
Net Margin	20,2%	-8,9%	29 p,p,	73,8%	-54 p,p,	21,1%	-35,2%	56,3 p,p,

1 Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ ‘000)	4Q21	3Q21	Δ Q-o-Q	4Q20	Δ Y-o-Y
COGS	(144,122)	(149,176)	-3%	(2,668)	-
Selling Expenses	(207,925)	(207,763)	0%	(206,310)	1%
General and administrative expenses	(2,732)	(1,844)	48%	(1,191)	129%
Other operational revenues (expenses)	(50,207)	(18,886)	166%	(5,380)	833%
Financial results	(4,722)	14,397	-	20,756	-123%

APPENDIX 3 – Consolidated Balance Sheet

Ativo (R$ mil)	31/12/2021	30/09/2021	31/12/2020
Current Assets
Cash and cash equivalents	13,590,776	13,461,967	6,835,057
Financial investments	7,508,275	5,228,075	2,212,079
Trade accounts receivable	6,531,465	4,577,069	2,915,206
Inventories	4,637,485	4,652,459	4,009,335
Recoverable taxes	360,725	427,987	406,850
Derivative financial instruments	470,261	515,204	484,043
Advance to suppliers	59,564	39,327	43,162
Dividends receivable	6,604	-	7,633
Other assets	937,786	783.943	731,291
Non-current assets held for sale	-	-	313,338
Total Current Assets	34,102,941	29,686,031	17,957,994

Non-Current Assets
Financial investments	250.054	240.329	184.778
Recoverable taxes	1.269.164	1.219.207	834.575
Deferred taxes	8.729.929	8.505.573	8.677.002
Derivative financial instruments	971.879	753.791	857.377
Advance to suppliers	1.282.763	1.220.625	1.015.115
Judicial deposits	300,715	322.879	257.789
Other assets	296,844	237.742	235.341
Biological assets	12,248,732	11,807,705	11,161,210
Investments	524,066	518,977	359,071
Property, plant and equipment	38,169,703	38,027,466	39,156,890
Right of use on lease agreements	4,794,023	4,593,241	4,344,078
Intangible	16,034,339	16,249,726	16,759,528
Total Non-Current Assets	84,872,211	83,697,261	83,842,754

Total Assets	118,975,152	113,383,292	101,800,748

Liabilities and Equity (R$ ´000)	12/31/2021	09/30/2021	12/31/2020
Current Liabilities
Trade accounts payable	3,288,897	2,966,600	2,361,098
Loans, financing and debentures	3,655,537	2,286,040	2,043,386
Accounts payable for lease operations	623,282	623,136	620,177
Derivative financial instruments	1,563,459	1,619,081	1,991,118
Taxes payable	339,553	346,285	170,482
Payroll and charges	590,529	549,949	492,728
Liabilities for assets acquisitions and subsidiaries	99,040	91,828	101,515
Dividends payable	919,073	11,173	6,232
Advance from customers	103,656	92,567	25,171
Other liabilities	368,198	359,754	360,916
Total Current Liabilities	11,551,224	8.946.413	8.172.823

Non-Current Liabilities
Loans, financing and debentures	75,973,092	74,861,856	70,856,496
Accounts payable for lease operations	5,269,912	5,030,297	4,571,583
Derivative financial instruments	6,331,069	6,061,046	6,126,282
Liabilities for assets acquisitions and subsidiaries	306,912	301,893	400,713
Provision for judicial liabilities	3,232,612	3,273,411	3,255,955
Actuarial liabilities	675,158	795,090	785,045
Deferred taxes	-	-	570
Share-based compensation plans	166,998	206,961	195,135
Advance from customers	149,540	165,439	-
Other liabilities	143,505	122,040	98,768
Total Non-Current Liabilities	92,248,798	90,818,033	86,290,547

Shareholders’ Equity
Share capital	9,235,546	9,235,546	9,235,546
Capital reserves	15,455	14,244	10,612
Treasury shares	(218,265)	(218,265)	(218,265)
Retained earnings reserves	3,927,824	-	-
Other reserves	2,114,907	1,988,711	2,129,944
Retained loss	-	2,498,255	(3,926,015)
Controlling shareholders´	15,075,467	13,518,491	7,231,822

Non-controlling interest	99,663	100,355	105,556
Total Equity	15,175,130	13,618,846	7,231,822
Total Liabilities and Equity	118,975,152	113,383,292	101,800,748

APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ ‘000)	4Q21	4Q20	2021	2020
Operating Activities
Net income (loss) for the year	2,313,467	5,914,351	8,635,532	(10,714,935)
Depreciation, depletion and amortization	1,797,814	1,693,458	6,879,132	6,565,441
Depreciation of right of use	52,356	59,967	203,670	186,768
Sublease of ships	(12,508)	(12,520)	(44,706)	(35,841)
Interest expense on lease liabilities	110,084	113,516	427,934	397,746
Result from sale and disposal of property, plant and equipment and biological assets, net	79,772	(9,868)	(412,612)	(8,372)
Income from associates and joint ventures	67,911	(28,740)	(51,912)	(36,142)
Exchange rate and monetary variations, net	1,412,237	(4,463,515)	3,800,827	12,530,891
Interest expenses with financing, loans and debentures, net	914,766	763,490	3,207,278	3,286,254
Premium expenses with early settlements	-	-	260,289	391,390
Capitalized loan costs	(13,564)	(745)	(18,624)	(10,636)
Accrual of interest on marketable securities	(102,912)	(12,261)	(178,320)	(94,868)
Amortization of fundraising costs	16,969	29,225	107,239	101,741
Derivative losses, net	307,255	(2,683,497)	1,597,662	9,422,682
Fair value adjustment of biological assets	(198,558)	(292,751)	(763,091)	(466,484)
Deferred income tax and social contribution	(265,148)	2,658,454	(94,690)	(7,109,120)
Interest on actuarial liabilities	13,963	13,286	55,849	53,092
Provision for judicial liabilities, net	7,685	14,046	65,318	1,288
Provision (reversal) for allowance for doubtful accounts, net	(6,322)	812	(637)	6,022
Provision for inventory losses, net	41,019	94,393	73,574	65,675
Provision (reversal) for loss of ICMS credits, net	(130,605)	11,082	(99,183)	(82,293)
Tax credits	(72,915)	-	(441,880)	-
Other	6,527	9,538	26,449	35,451
Decrease (increase) in assets	(1,835,066)	374,383	(3,916,667)	2,250,235
Trade accounts receivables	(1,873,041)	(131,789)	(3,393,787)	884,451
Inventories	1,980	91,186	(654,757)	651,203
Recoverable taxes	224,013	397,545	186,013	659,930
Other assets	(188,018)	17,441	(54,136)	54,651
Increase (decrease) in liabilities	451,972	342,744	1,540,994	13,424
Trade accounts payables	446,195	339,174	1,363,478	140,480
Taxes payable	15,616	(88,437)	271,700	47,212
Payroll and charges	40,580	13,985	97,792	92,278
Other liabilities	(50,419)	78,022	(191,976)	(266,546)
Decrease (increase) in assets	4,956,199	4,588,848	20,859,425	16,749,409
Payment of interest with financing, loans and debentures	(319,897)	(361,788)	(2,953,573)	(3,244,949)
Payment of premium with early settlements	-	1	(260,289)	(378,381)
Interest received from marketable securities	44,771	40,702	98,110	186,853
Payment of income taxes	(24,024)	(58,200)	(106,180)	(188,296)
Cash provided by operating activities	4,657,049	4,209,563	17,637,493	13,124,636

Investing activities
Additions to property, plant and equipment	(966,366)	(633,946)	(2,150,584)	(1,503,255)
Additions to intangible	(69,733)	(881)	(285,278)	(2,307)
Additions to biological assets	(1,182,650)	(1,075,672)	(3,807,608)	(3,392,298)
Proceeds from sale of property, plant and equipment	105,460	94,690	1,411,251	183,504
Capital increase	-	-	(51,816)	-
Marketable securities, net	(2,202,358)	85,948	(5,216,921)	3,841,493
Advance for acquisition (receipt) of wood from operations with development	(64,338)	47,815	(257,672)	135,693
Dividends received	-	-	6,453	753
Acquisition of non-controlling interests	-	-	(6,516)	-
Cash used in investing activities, net	(4,379,985)	(1,482,046)	(10,358,691)	(736,417)

Fluxos de Caixa das Atividades de Financiamentos
Proceeds from loans, financing and debentures	203,282	4,178,624	16,991,962	14,761,796
Payment of derivative transactions	(265,997)	(1,318,184)	(1,921,253)	(4,465,640)
Payment of loans, financing and debentures	(61,495)	(5,340,666)	(15,469,423)	(19,092,810)
Payment of leases	(314,435)	(247,118)	(1,012,137)	(824,245)
Payment of dividends	(7,361)	-	(9,683)	-
Sale of treasury shares to meet stock-based compensation plan	(2,622)	(13,058)	(153,357)	(164,240)
Cash provided (used) by financing activities	(448,628)	(2,740,402)	(1,573,891)	(9,785,139)

Exchange Variation on Cash and Cash Equivalents	300,373	(399,242)	1,050,808	982,850

Increase (decrease) in cash and cash equivalents, net	128,809	(412,127)	6,755,719	3,585,930
At the beginning for the year	13,461,967	7,247,184	6,835,057	3,249,127
At the end for the year	13,590,776	6,835,057	13,590,776	6,835,057
Increase (decrease) in cash and cash equivalents, net	128,809	(412,127)	6,755,719	3,585,930

APPENDIX 5 - EBITDA

(R$ '000, except where otherwise indicated)	4Q21	4Q20	2021	2020
Net income	2,313,467	5,914,351	8,635,532	(10,714,935)
Net Financial Result	2,657,320	(6,238,407)	9,347,234	26,085,523
Income and Social Contribution Taxes	(216,556)	2,735,081	197,425	(6,927,194)
EBIT	4,754,231	2,411,025	18,180,191	8,443,394
Depreciation, Amortization and Depletion	1,832,940	1,761,660	7,041,663	6,772,780
EBITDA[1]	6,587,171	4,172,685	25,221,854	15,216,174
EBITDA Margin	57.4%	52.1%	61.6%	50.0%

Social actions and operating expenses COVID-19	1,376	54,884	25,285	190,698
Fair Value Update - Biological Asset	(198,558)	(292,751)	(763,091)	(466,484)
Ibema goodwill write-off	-	-	125	-
Write-off of Goodwill on Acquisition of Assets	-	45,435	-	45,435
Write-off of intangibles	57,901	-	57,901	-
Tax credits - exclusion of ICMS in the PIS and COFINS calculation basis	(72,915)	-	(441,880)	-
Transaction expenses with Fibria	-	59	-	992
Demobilization of machinery and equipment - FACEPA	-	-	-	199
PPA Effect (Write-Off)	-	5,290	-	26,378
Closing of the Mucuri Project	-	(1,005)	-	29,679
Equity	67,911	(28,740)	(51,912)	(36,142)
Expenses with ancillary obligations and termination of contracts	-	(1,008)	-	1,071
Write-off of advance for forestry development program	-	-	2,702	-
Provision - Civil Contingency	32,763	-	32,763	-
Provision - Tax on the transfer of real estate for the regularization of land acquired prior to 2015	-	-	-	10,529
Provision - Complement of ICMS provision	-	4,363	-	2,808
Provision - ICMS credit loss	(130,605)	5,714	(98,683)	(70,756)
Reversal - Provision of development (Project Losango)	-	-	(9,138)	-
Income from the sale and disposal of property, plant and equipment and biological assets	10,274	-	(505,003)	(1,092)
Adjusted EBITDA	6,355,317	3,964,926	23,470,923	14,949,489
Adjusted EBITDA Margin	55.4%	49.5%	57.3%	49.1%

1 The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

APPENDIX 6 - Segmented Income Statement

Segmented Financial Statement (R$ '000)	4Q21				4Q20
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	9,575,959	1,894,012	-	11,469,971	6,546,975	1,466,001	-	8,012,976
Cost of Goods Sold	(4,527,352)	(1,165,636)	-	(5,692,988)	(3,915,873)	(967,771)	-	(4,883,644)
Gross Profit	5,048,607	728,376	-	5,776,983	2,631,102	498,230	-	3,129,332
Gross Margin	52.7%	38.5%	-	50.4%	40.2%	34.0%	-	39.1%

Operating Expense/Income	(777,257)	(245,495)	-	(1,022,752)	(594,303)	(124,004)	-	(718,307)
Selling Expenses	(480,120)	(154,801)	-	(634,921)	(467,110)	(122,914)	-	(590,024)
General and Administrative Expenses	(368,906)	(153,855)	-	(522,761)	(336,076)	(143,830)	-	(479,906)
Other Operating Income (Expenses)	152,270	50,571	-	202,841	230,705	92,178	-	322,883
Equity Equivalence	(80,501)	12,590	-	(67,911)	(21,822)	50,562	-	28,740
EBIT	4,271,350	482,881	-	4,754,231	2,036,799	374,226	-	2,411,025

Depreciation, Amortization & Depletion	1,665,820	167,120	-	1,832,940	1,596,972	164,688	-	1,761,660

EBITDA	5,937,170	650,001	-	6,587,171	3,633,771	538,914	-	4,172,685
EBITDA Margin	62.0%	34.3%	-	57.4%	55.5%	36.8%	-	52.1%

Adjusted EBITDA[1]	5,755,019	600,298	-	6,355,317	3,529,835	435,091	-	3,964,926
Adjusted EBITDA Margin[1]	60.1%	31.7%	-	55.4%	53.9%	29.7%	-	49.5%

Net Financial Result	-	-	(2,657,320)	(2,657,320)	-	-	6,238,407	6,238,407

Earnings Before Taxes	4,271,350	482,881	(2,657,320)	2,096,911	2,036,799	374,226	6,238,407	8,649,432

Income and Social Contribution Taxes	-	-	216,556	216,556	-	-	(2,735,081)	(2,735,081)
Net Income (Loss)	4,271,350	482,881	(2,440,764)	2,313,467	2,036,799	374,226	3,503,326	5,914,351
Net Margin	44.6%	25.5%	0.0%	20.2%	31.1%	25.5%	0.0%	73.8%

1 Excluding non-recurring items and PPA effects.

Segmented Financial Statement (R$ '000)	2021				2020
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	34,715,208	6,250,223	-	40,965,431	25,578,265	4,882,012	-	30,460,277
Cost of Goods Sold	(16,727,390)	(3,888,198)	-	(20,615,588)	(15,754,930)	(3,211,401)	-	(18,966,331)
Gross Profit	17,987,818	2,362,025	-	20,349,843	9,823,335	1,670,611	-	11,493,946
Gross Margin	51.8%	37.8%	-	49.7%	38.4%	34.2%	-	37.7%

Operating Expense/Income	(1,690,241)	(479,411)	-	(2,169,652)	(2,409,483)	(641,069)	-	(3,050,552)
Selling Expenses	(1,782,840)	(508,882)	-	(2,291,722)	(1,770,036)	(404,616)	-	(2,174,652)
General and Administrative Expenses	(1,129,597)	(448,312)	-	(1,577,909)	(1,016,093)	(427,099)	-	(1,443,192)
Other Operating Income (Expenses)	1,223,024	425,043	-	1,648,067	390,178	140,972	-	531,150
Equity Equivalence	(828)	52,740	-	51,912	(13,532)	49,674	-	36,142
EBIT	16,297,577	1,882,614	-	18,180,191	7,413,852	1,029,542	-	8,443,394

Depreciation, Amortization & Depletion	6,437,832	603,831	-	7,041,663	6,232,376	540,404	-	6,772,780

EBITDA	22,735,409	2,486,445	-	25,221,854	13,646,230	1,569,944	-	15,216,174
EBITDA Margin	65.5%	39.8%	-	61.6%	53.4%	32.2%	-	50.0%

Adjusted EBITDA[1]	21,438,604	2,032,319	-	23,470,923	13,484,920	1,464,569	-	14,949,489
Adjusted EBITDA Margin[1]	61.8%	32.5%	-	57.3%	52.7%	30.0%	-	49.1%

Net Financial Result	-	-	(9,347,234)	(9,347,234)	-	-	(26,085,523)	(26,085,523)

Earnings Before Taxes	16,297,577	1,882,614	(9,347,234)	8,832,957	7,413,852	1,029,542	(26,085,523)	(17,642,129)

Income and Social Contribution Taxes	-	-	(197,425)	(197,425)	-	-	6,927,194	6,927,194

Net Income (Loss)	16,297,577	1,882,614	(9,544,659)	8,635,532	7,413,852	1,029,542	(19,158,329)	(10,714,935)
Net Margin	46.9%	30.1%	0.0%	21.1%	29.0%	21.1%	0.0%	-35.2%

1 Excluding non-recurring items and PPA effects.